SUNRISE TOURS, INC.

Holderbuschweg, 46

Stuttgart, Germany 70563

Tel. +49 71112890992

Email:  sunrisetoursinc@gmail.com

November 12, 2014

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Jeff Kauten, and Mr. Matthew Crispino

Re: Sunrise Tours, Inc.

Registration Statement on Form S-1,

Filed on October 8, 2014

Filing No. 333-199210

Dear Mr. Jeff Kauten, and Mr. Matthew Crispino:

Further to your letter dated November 4, 2014, concerning the deficiencies in Registration Statement on Form S-1 filed on October 8, 2014, we provide the following responses:

General

Comment #1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There is no communication that we, or anyone authorized to do so on our behalf, present to potential investors.

Comment #2. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, have no revenues, no plans for raising additional financing, no operations, no products and no definitive agreements to sell your products and do not appear to have any dedicated full-time or part-time employees other than your sole officer and director. We also note that your stock is likely to be penny stock. Therefore, it appears that you may be a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 or tell us why you believe that you are not a blank check company. For guidance, refer to Securities Act Release No. 33-6932 (April 28, 1992) and Interpretation 616.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is development of 3D virtual tours and panoramas. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

Comment #3. You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:  We do not believe that Sunrise Tours, Inc. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets, for the following reasons:

1.

Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital and execution of its first service agreement.

2.

Our sole office and director, Alexander Karpetskiy, has specific knowledge and background experience in our line of business as stated in the S-1.

3.

Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

4.

We signed a Service Agreement with Michael Prib, dated November 3, 2014.

5.

In furtherance of the registrant’s planned business, we have registered a domain name for our website, 3dtour.guide, and plan to purchase some equipment in the nearest fufute.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business can be classified as “shell company”.  The registrant did not consider itself to be a shell company on the dates of filing the registration statement.

Comment #4. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

- your statement that there are 140 hotels, hostels and touristic apartments in Stuttgart as well as approximately 250 bars, restaurants, cafés and night clubs, 12 big museums including Mercedes-Benz museum, Porsche museum, City Gallery, Central Art Gallery and more than 70 small museums and galleries (page 21);

- your statement that there are about 25 universities and colleges in Stuttgart (page 21); and

- your statement that there are about 3.2 million nights (2013) German tourists spent in Stuttgart and about 930 thousand nights (2013) spent foreigners (page 21).

Please supplementally provide us with copies of these materials for our review.

Response:  We have revised our disclosure to cite the internet source for all assertions or references above.

The statement “there are 140 hotels in Stuttgart” was used according to the online booking website www.booking.com (search “hotels in Stuttgart”). Date of reference to link: 11/9/2014

The statement “there are 250 bars, restaurants, cafés and night clubs 12 big museums including Mercedes-Benz museum, Porsche museum, City Gallery, Central Art Gallery and more than 70 small museums and galleries in Stuttgart” was used according to the online maps website www.maps.google.com (search “bars Stuttgart”, “restaurants Stuttgart”, “cafés Stuttgart”, “night clubs Stuttgart”). Date of reference to link: 11/9/2014

The statement “there are about 25 universities and colleges in Stuttgart” was used according to the official City of Stuttgart website www.stuttgart.de (http://www.stuttgart.de/en/item/show/336426) and to the online maps website www.maps.google.com (search “colleges Stuttgart”, “universities Stuttgart”, “hochschule Stuttgart”). Date of reference to link: 11/9/2014

The statement “there are about 3.2 million nights (2013) German tourists spent in Stuttgart and about 930 thousand nights (2013) spent foreigners” was used according to the Wikipedia website “Tourism in Germany» (http://en.wikipedia.org/wiki/Tourism_in_Germany) and to official booklet of the German National Tourist Board «Incoming-Tourism Germany. Edition 2013» (http://www.germany.travel/media/pdf/ueber_uns_2/DZT_Incoming_GTM13_en_web.pd). Date of reference to link: 11/9/2014

Comment #5. Please provide disclosure responsive to Item 102 of Regulation S-K.

Response:  We have provide disclosure responsive to Item 102 of Regulation S-K. Please refer to the “DESCRIPTION OF PROPERTY” paragraph on page 20.

Risk Factors

Risks Associated to our Business

Because our auditors have raised a going concern…., page 6

Comment #6. Disclose here or in another risk factor the current rate at which you use funds in your operations and the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

Response:  We have disclosed here the current rate at which we use funds in your operations and the minimum period of time we will be able to conduct planned operations using currently-available capital resources

Risks Associated with this Offering

We are selling this offering without an underwriter…, page 10

Comment #7. Please disclose in this risk factor that there is no minimum amount of shares you must sell for this offering to proceed and that the proceeds from the sale of any shares will not be placed in escrow or a trust account and will be immediately available for your use. State, if true, that if you raise only a nominal amount of proceeds, then you may be unable to implement your business plan and may have to suspend or cease operations, in which case investors may lose their entire investment. Also, your disclosure here and on page 19 that you must sell at least 50% of the shares in this offering is inconsistent with your statement that you must receive at least $34,000 in proceeds from this offering to implement your business plan. Please revise.

Response:  We have disclosed in this risk factor that there is no minimum amount of shares we must sell for this offering to proceed and that the proceeds from the sale of any shares will not be placed in escrow or a trust account and will be immediately available for our use. We have stated, that if we raise only a nominal amount of proceeds, then we may be unable to implement your business plan and may have to suspend or cease operations, in which case investors may lose their entire investment. We have also revised the inconsistent disclosures.

Use of Proceeds, page 13

Comment #8. Disclosure that assumes 50% of the number of shares being offered will be sold is generally not appropriate in the context of a best efforts offering that does not have a minimum component. Please revise your disclosure to include tabular disclosure that assumes the sale of 10% and 25% of the shares you are offering. Similar concerns exist with respect to the dilution and plan of operations sections.

Response:  We have revised our disclosure to include tabular disclosure that assumes the sale of 10% and 25% of the shares we are offering here and plan of operations sections.

Comment #9. Please revise to disclose how you will use the remaining $1,000 if you sell 75% of the shares offered for sale and the remaining $2,000 if you sell 100% of the shares.

Response:  We have revised to disclose that the remaining $1,000 if we sell 75% of the shares offered for sale and the remaining $2,000 if we sell 100% of the shares are for unexpected and unplanned expenses.

Management Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 19

Comment #10. Please revise to disclose the current rate at which you use funds in your operations and the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

Response:  We have revised to disclose the current rate at which we use funds in our operations and the minimum period of time we will be able to conduct planned operations using currently-available capital resources.

Description of Business

General, page 20

Comment #11. Please revise your statement that you offer special services such as 3D virtual tours to express this statement as a future objective that may not be accomplished.

Response:  We have revised our statement in accordance to the comments of the commission.

Executive Compensation

Management Compensation

Summary Compensation Table, page 26

Comment #12. Please revise to disclose nonqualified deferred compensation earnings in the summary compensation table. Refer to Item 402(n)(2)(viii) of Regulation S-K.

Response:  We have revised to disclose nonqualified deferred compensation earnings in the summary compensation table.

Certain Relationships and Related Transactions, page 27

Comment #13. Please file as an exhibit a written summary of Mr. Karpetskiy’s oral agreement to advance funds to allow the company to pay for offering costs, filing fees and professional fees. Refer to Item 601(b)(10) of Regulation S-K. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:  We have filed a written summary of Mr. Karpetskiy’s oral agreement to advance funds to allow the company to pay for offering costs, filing fees and professional fees as Exhibit 10.1.

Plan of Distribution, page 27

Comment #14. Please revise to disclose that there is no minimum component to this offering.

Response:  We revised to disclose that there is no minimum component to this offering.

Available Information, page 32

Comment #15. We note your statement in this section that as a result of this offering, you will become subject to the information and periodic reporting requirements of the Exchange Act. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to you is more limited than that which applies to fully reporting companies.

Response:  We have revised our disclosure to describe the limited periodic reporting obligations that will be imposed on us upon effectiveness of the registration statement. We have also provided a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to us is more limited than that which applies to fully reporting companies.

Exhibits

Comment #16. Please file the subscription agreement with your registration statement.

Response:  We have filed the subscription agreement with our registration statement.

Please direct any further comments or questions you may have to the company at sunrisetoursinc@gmail.com.

Thank you.

/S/ Alexander Karpetskiy

Alexander Karpetskiy, President